Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

June 22, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:           Hatteras Alternative Mutual Funds Trust (the “Trust”)
Hatteras Disciplined Opportunity Fund (the “Acquiring Fund”), a series of the Trust
Registration Statement on Form N-14
File No. 333-204413

Dear Mesdames Hui and DiAngelo Fettig:

Attached for filing pursuant to rule 497 under the Securities Act of 1933, please find the definitive form of prospectus/information statement and statement of additional information that will be used in connection with the reorganization of the reorganization of the Hatteras Disciplined Opportunity Fund, a series of HCIM Trust (the “Transferring Fund”), into the Acquiring Fund, a series of the Trust.

Additionally, this correspondence responds to comments we received from you on June 10, 2015 with respect to the Trust’s Registration Statement on Form N-14 and the Acquiring Fund in connection with the reorganization. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please provide an analysis of the accounting survivor for the reorganization.

Response:
As described in the Form N-14, the Acquiring Fund is a newly-organized fund that will not commence operations until the consummation of the proposed reorganization of the existing Transferring Fund into the Acquiring Fund. The Trust believes that the Transferring Fund is the accounting survivor of the reorganization based on the following factors:

A. Investment Advisors. The advisor and sub-advisor for the Transferring Fund will become the adviser and sub-advisor of the Acquiring Fund and will continue to employ the Transferring Fund’s investment style and strategy.

B. Investment Objective. The Acquiring Fund’s investment objective is the same as that of the Transferring Fund.

C. Investment Policies and Restrictions. The Acquiring Fund’s principal investment strategies, policies and restrictions are substantially similar to those of the Transferring Fund.

D. Expense Structures and Ratios. The Acquiring Fund’s fee and expense structure is the same as that of the Transferring Fund. In addition, the Acquiring Fund has the same expense limits as the Transferring Fund, and therefore, the fees and net expenses incurred by the shareholders of the Acquiring Fund will closely resemble those of the Transferring Fund.

E. Asset Size and Portfolio Composition. The Acquiring Fund is a newly-organized fund that will not commence operations until the consummation of the proposed reorganization. As such, the beginning net assets, securities and net asset values of the Acquiring Fund will be identical to the ending net assets, securities and net asset value of the Transferring Fund as of the consummation of the reorganization.

Based upon the analysis of the comparative factors noted above, the Trust believes that it is reasonable to conclude that the Transferring Fund is the accounting survivor of the reorganization.

Comment 2.
With respect to language in the shareholder letter and disclosures in the Form N-14 regarding the tax-free nature of the reorganization, please revise to clearly state that the exchange of shares “will be” tax-free, rather than “may be”.

Response:	The requested change has been made throughout the shareholder letter and Form N-14.

Comment 3.
With respect to the information under the heading “Comparison of the Funds’ Fees and Expenses,” please confirm that the fee table in the Acquiring Fund’s registration statement on Form N-1A will match the fees contained in the Form N-14.

Response:	The Trust so confirms.

Comment 4.	In the fee table, please add a footnote noting that the “other expenses” for the Class A shares are estimated for the current fiscal year.

Response:	The requested change has been made.

Comment 5.
In footnote 2 to the fee table and under “Other Consequences of the Reorganization—Expense Limitation”, please add that fees waived and expenses reimbursed may only be recouped if such recoupment does not result in the Acquiring Fund’s operating expenses exceeding the expense limit in place at the time of such waiver or reimbursement. Please also confirm that an updated expense limitation agreement will be filed with the Acquiring Fund’s registration statement filed under Rule 485(b).

Response:
The penultimate sentence of the above-referenced footnote has been revised to read “Hatteras is permitted to recoup expense reimbursements made during the prior three fiscal years, so long as such recoupments do not cause the Fund to exceed the Annual Limit or the expense limits in place at the time of such waiver or reimbursement.”  The second sentence under “Other Consequences of the Reorganization—Expense Limitation” has been revised to read as follows:

Any reimbursement of a Fund’s expenses by Hatteras may be recouped in subsequent years if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the recoupment) does not exceed the applicable limitation on the Fund’s expenses at the time of reimbursement or at the time of recoupment.

The Registrant also confirms that an updated expense limitation agreement will be filed with the Acquiring Fund’s registration statement filed under Rule 485(b).

Comment 6.
In the “Comparison of the Disciplined Opportunity Fund to the Successor Disciplined Opportunity Fund” table, under the heading “Expense Limitations and Overall Expenses,” please clarify the disclosure to note that fees voluntarily waived or expenses voluntarily reimbursed (i.e., prior to the implementation of a contractual expense limit) are not subject to recoupment. Please also disclose the amounts of such waivers and reimbursements and their respective expiration dates.

Response:	The above-referenced section has been revised as follows:

	Disciplined Opportunity Fund	Successor Disciplined Opportunity Fund
Expense Limitations and Overall Expenses
Effective December 31, 2014, Hatteras has contractually agreed to limit Fund expenses (exclusive of any Excluded Expenses) to the extent necessary to ensure the Fund’s total annual fund operating expenses do not exceed the Annual Limit of the average daily net assets of the Fund’s Class A shares and Institutional Class shares, respectively, through at least April 30, 2017. Any reimbursement of the Fund’s expenses by Hatteras may be recouped in subsequent years if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the recoupment) does not exceed the applicable limitation on the Fund’s expenses at the time of reimbursement or at the time of recoupment. Hatteras is permitted to recoup expenses reimbursed in the prior three fiscal years, beginning on December 31, 2014. This arrangement can be terminated only by, or with the consent of, the Board of Trustees.

Same.  Any amounts accrued and eligible for recoupment by Hatteras with respect to the Disciplined Opportunity Fund will be carried forward as part of the Reorganization and will be subject to recoupment by Hatteras from the Successor Disciplined Opportunity Fund.

The Trust further confirms that fees voluntarily waived and expenses voluntarily reimbursed by the Advisor will not be subject to recoupment. Additionally, the Trust notes that because the Transferring Fund’s contractual expense limitation did not begin until December 31, 2014, information regarding amounts waived or reimbursed and the corresponding expiration dates is not presently available, but will be disclosed in the Acquiring Fund’s registration statement beginning in 2016.

Comment 7.
Under the heading “Comparison of Principal Risks of Investing in the Funds,” please add disclosure in the first paragraph clarifying that the risks of investing in the Transferring Fund and Acquiring Fund are substantially similar.

Response:
The following sentence has been added at the beginning of the above-referenced: “The risks of investing in the Successor Disciplined Opportunity Fund and the Disciplined Opportunity Fund are substantially similar.”

Comment 8.	In the section entitled “Information About The Reorganization—Costs and Expenses of the Reorganization,” please disclose an estimate of the expenses associated with the Reorganization.

Response:
The last sentence of the above-referenced section has been revised to read “The Reorganization Agreement provides that all expenses of the Reorganization will be borne by Hatteras, and such expenses are expected to total approximately $40,000.”

Comment 9.	Please break out the capitalization information by class.

Response:	The requested change has been made.

Comment 10.
With respect to the financial highlights for the Class A shares, please explain in your response the basis for not preparing financial highlights for Class A for the fiscal year ended December 31, 2014 despite the inception of the class on December 31, 2014.

Response:
The Trust notes that the Class A shares commenced operations at the close of business on December 31, 2014 and no expenses were allocated to the class on that day. Because the class was not operational for a full day during the fiscal year ended December 31, 2014, no period of financial information existed for which to present financial highlights.

Comment 11.	Please confirm the date of the Statement of Additional Information that will be used.

Response:
The Trust notes that the date of the Information Statement/Prospectus and Statement of Additional Information will be June 24, 2015, which is approximately the date that the Prospectus/Information Statement will be sent to shareholders.

Comment 12.	Please note that pro forma financial statements for the Successor Disciplined Opportunity Fund may be omitted.

Response:
The section entitled “Pro Forma Financial Statements” has been replaced in its entirety with the following disclosure: “No pro forma financial statements have been prepared and included relating to the proposed reorganization of the Disciplined Opportunity Fund into the Successor Disciplined Opportunity Fund because the Successor Disciplined Opportunity Fund is a newly-organized fund and does not have any assets or liabilities as of the date hereof.”

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust